SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2009

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

RESOLUTION TO CALL
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
     The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	Friday, March 13th, 2009 09:00 AM (Local time)

2. Place	SK Telecom Boramae Building, 729-1, Bongcheon 1-dong, Gwanak-gu, Seoul, Korea

3. Agenda	1. Approval of Financial Statements for the 25th Fiscal Year

2. Approval of Ceiling Amount of the Remuneration for Directors

3. Amendment to Company Regulation on Executive Compensation as set forth in Item 2 of the Company’s agenda enclosed herewith

4. Approval of the Appointment of Directors as set forth in Item 3 of the Company’s agenda enclosed herewith

4.1 Election of Directors

4.2 Election of Independent Non-Executive Directors

4.3 Election of a Member of the Audit Committee

4. Date of the resolution by the Board of Directors	February 17, 2009

- Attendance of external directors	Present 5
Absent 0

5. Other Noteworthy Matters	The Audit Committee is comprised entirely of independent non-executive directors, all four of whom were present for this meeting of the Board of directors.

Documents relating to the Annual Meeting of Shareholders
1. Approval of Financial Statements.
     (1) Balance Sheet
As of December 31, 2008
As of December 31, 2007
(in thousands of Won)

Item	2008	2007
Current Assets	3,990,502,949	4,094,058,627
- Quick Assets	3,976,575,733	4,075,377,644
- Inventories	13,927,216	18,680,983
Fixed Assets	14,626,992,092	14,038,451,284
- Investment Assets	5,668,127,286	5,940,045,739
- Tangible Assets	4,698,214,026	4,594,412,996
- Intangible Assets	2,941,591,585	3,174,941,521
- Other non-current assets	1,319,059,195	329,051,029
Total Assets	18,617,495,041	18,132,509,911
Current Liability	3,412,490,049	2,484,547,650
Fixed Liability	4,475,998,133	4,221,015,994
Total Liability	7,888,488,182	6,705,563,644
Capital Stock	44,639,473	44,639,473
Capital Surplus	2,957,095,428	2,954,829,155
Retained Earnings	9,501,018,189	8,905,864,697
Capital Adjustments	(2,147,530,344)	(2,072,485,937)
Accumulated other comprehensive gains and losses	373,784,114	1,594,098,880
Total Capital	10,729,006,859	11,426,946,267
Total Capital and Liabilities	18,617,495,041	18,132,509,911

     (2) Statement of Profit and Loss
From January 1, 2008 to December 31, 2008
From January 1, 2007 to December 31, 2007
(in thousands of Won )

Item	2008	2007
Operating Revenue	11,674,662,258	11,285,900,130
Operating Expenses	9,614,765,938	9,114,357,241
1. Wages	380,732,213	379,537,717
2. Severance Allowances	33,375,115	30,346,097
3. Employee Benefits	62,749,501	86,343,003
4. Communication Expenses	64,291,791	60,600,367
5. Utility Expenses	109,964,066	99,766,979
6. Taxes & Dues	30,813,796	32,557,444
7. Rent	238,651,233	207,198,758
8. Commissions Paid	4,419,208,274	4,035,757,184
9. Depreciation	1,804,910,219	1,723,017,049
10. Maintenance & Repairs	154,220,777	161,049,678
11. Advertising	300,506,448	304,194,140
12. Training	40,879,329	39,994,401
13. Ordinary Development Expenses	221,501,460	214,795,262
14. Bad Debts	35,501,078	38,608,878
15. Leased Lines	391,150,170	388,795,885
16. Frequency Usage Fees	161,619,291	164,071,959
17. Network Interconnection	1,039,262,543	998,153,581
18. Cost of Goods Sold	59,430,583	83,584,088
19. Others	65,998,052	65,984,770
Operating Income	2,059,896,320	2,171,542,889
Non-operating Income	1,015,279,054	851,314,881
Non-operating Expenses	1,569,099,595	706,745,606
Income Before Income Taxes	1,506,075,778	2,316,112,165
Income Taxes	228,417,996	673,660,847
Net Income	1,277,657,782	1,642,451,318

     (3) Statement of Profit Surplus Appropriation / Statement of Deficiency Disposition (Draft)
From January 1, 2008 to December 31, 2008
From January 1, 2007 to December 31, 2007
(in thousands of Won)

Item	2008	2007
Retained Earnings Before Appropriations	1,205,981,212	1,570,827,720
1. Retained Earnings Carried Over from Previous Year	1,116,433	1,043,861
2. Profits on Disposition of Treasury Stocks	—	—
3. Changes to the Retained Earnings of the Companies Accounted in Equity Method	—	—
4. Interim Dividends	(72,793,003)	(72,667,459)
Common Stock Dividends (ratio)	—	—
Current Fiscal Year: ~~W~~1,000 (200%)	—	—
Previous Fiscal Year: ~~W~~1,000 (200%)	—	—
5. Current Net Income	1,277,657,782	1,642,451,318
Transfer from Voluntary Reserves	455,984,154	33,000,000
1. Reserve for Research and Manpower Development	200,000,000	—
2. Reserve for loss on disposal of treasury stock	255,984,154	—
3. Reserve for finance structure improvement	—	33,000,000
Appropriations of Retained Earnings	1,660,203,305	1,602,711,287
1. Legal Reserves	—	—
2. Appropriated Retained Earnings for Loss on Disposition of Treasury Stock	—	—
3. Reserve for Research and Manpower Development
4. Dividend	609,203,305	609,711,287
(1) Cash Dividend	609,203,305	609,711,287
Common Stock Dividend (ratio)
Current Fiscal Year: ~~W~~8,400 (1,680%)
Previous Fiscal Year: ~~W~~8,400 (1,680%)
5. Reserve for Business Expansion	701,000,000	193,000,000
6. Reserve for Technology Development	350,000,000	800,000,000
Retained Earnings to be Carried Forward to Next Year	1,762,060	1,116,433

2. Approval of Ceiling Amount of the Remuneration for Directors.
     (1) Number of directors; total amount and maximum authorized amount of compensation of directors

Classification	Fiscal year ended of 2008	Fiscal year ended 2009
Number of directors (Number of independent non-executive directors)	9 persons (6 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion
3. Amendment to Company Regulation on Executive Compensation
     The Proposed amendment is as follows:

Current	Amendments (Proposed)
Article 4 (Severance Pay)	Article 4 (Severance Pay)
‚ The amount of severance pay for executives shall be calculated by multiplying the amount of base salary of his/her final position in accordance with Article 9 and the rate corresponding to the employment years in his/her final position set by Article 6.
‚ The amount of severance pay for executives shall be calculated by multiplying the amount of base salary of his/her final position in accordance with Article 9 and the rate corresponding to the employment years in his/her final position set by Article 6.
ƒ Notwithstanding Article 4.2 above, in the event the Executive Management Committee has made a determination to terminate the Executive’s employment hereunder for reasons attributable to the Executive’s breach of the rules and regulations of the Company, including the Code of Ethics, and/or other agreement(s) entered into between the Executive and the Company, then the Company shall have the right and entitlement to reduce and minimize the amount of the Executive’s severance payment to the statutorily prescribed amount.

4. Approval of the Appointment of Directors
     4.1 Candidate for Directors

Name	Term	Profile	Remarks
CHEY, JAE WON	3Years	- MBA, Harvard University	New Appointment
- Executive Vice President, SK Telecom
- Vice Chairman & CEO, SK E&S (Current)
- Vice Chairman & CEO, SK Gas (Current)

JUNG, MAN WON	3Years	- MBA, New York University	New Appointment
- Vice President, Integrated Network Business, SK Corporation
- Vice President, Internet Business Divisional group, SK Telecom
- CEO & President, SK Networks
- CEO & President, SK Telecom (Current)
     4.2 Candidate for Independent Non-Executive Directors

Name	Term	Profile	Remarks
LIM, HYUN CHIN	3Years	- Ph.D., Sociology, Harvard University
- Adjunct Professor, Sociology Dept., Duke University (Current)
- Dean, College of Social Sciences, Seoul National University (Current)
- President, Korean Association of Political Sociology (Current)
- Independent Non-Executive Director/Member of the Audit Committee, SK Telecom (Current)

     4.3 Candidate for Independent Non-Executive Director who will be a member of the Audit Committee

Name	Term	Profile	Remarks
LIM, HYUN CHIN	3Years	- Ph.D., Sociology, Harvard University
- Adjunct Professor, Sociology Dept., Duke University (Current)
- Dean, College of Social Sciences, Seoul National University (Current)
- President, Korean Association of Political Sociology (Current)
- Independent Non-Executive Director/Member of the Audit Committee, SK Telecom (Current)

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name: Tae Jin Park
Title: Senior Vice President

Date: February 20, 2009